

September 27, 2010

Mr. Michael J. Peninger
Executive Vice President and Chief Financial Officer
Assurant, Inc.
One Chase Manhattan Plaza, 41st Floor
New York, New York 10005

Re: Assurant, Inc.
        Form 10-K for Fiscal Year Ended December 31, 2009
        Form 10-Q for the Quarterly Period Ended March 31, 2010
        File No. 001-31978

Dear Mr. Peninger:

    We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    Gus Rodriguez
                    Accounting Branch Chief